EXHIBIT 14.1
CODE OF ETHICS
Wake Forest Federal
Ethics Policy
Wake Forest Federal Savings & Loan Association (together with Wake Forest Bancshares, Inc. and Wake Forest Bancorp, MHC, collectively “Wake Forest Federal” or the “Association” ) has a responsibility to its community, its customers, and its shareholders to ensure that its Directors, Officers and Employees conduct themselves in a manner ethically consistent with the highest standards of conduct. By keeping our commitment to them, we will make certain that our actions are founded on integrity, fairness, and impartiality.
In their capacity as Directors, Officers, or Employees of Wake Forest Federal, each individual is expected to show impartiality and objectivity in all professional encounters, including lending activities, representing the Association. In accordance with the Federal Bank Bribery Act, transactions involving the Association should be conducted at arms length. Wake Forest Federal expects each individual to avoid the appearance of impropriety by prohibiting personal gain or benefit from any transaction undertaken on the Association’s behalf. Such prohibition of personal gain or benefit extends to family members and friends. In order to promote fairness and objectivity, Directors, Officers, and Employees should refrain from accepting gifts, entertainment or other items of value which are more than deminimus in amount.
Any conduct or transaction which creates a conflict of interest or is professionally unethical, fraudulent, or dishonest, is prohibited. In addition, no individual should purposely or with reckless disregard fail to follow an applicable law, governmental rule or regulation.
The Association through Wake Forest Bancshares, Inc. (the public reporting entity or the “Company”) is committed to disseminating timely, full, accurate, fair and objective information in an understandable format to its shareholders, regulators, exchanges, the investing public and other interested parties. Officers of the Company or the Association who have disclosure responsibilities are directed to fulfill this commitment in a responsible manner.
As a part of our Ethics Policy, Directors, Officers and Employees have an ethical responsibility to safeguard confidential customer information and refrain from disclosing such information to others who do not have a legal or financial reason to have access to such information. We have a responsibility to provide safeguards that will protect against instances of identity theft. We also have an ethical responsibility to establish an internal control system which is designed to safeguard assets and detect significant deficiencies or material weaknesses that are reasonably likely to adversely affect the Association’s ability to record, process, summarize and report financial information.
The Association expects prompt internal reporting of violations of this Ethics Policy by the individual who has violated the Policy, or by others who become aware of the breach (including fraudulent activity) in the event the responsible party does not disclose the indiscretion. All Directors, Officers and Employees should respond honestly and candidly to inquiries by auditors, regulators, or attorneys. It is a breach of this Policy to retaliate against any individual who discloses relevant violations to appropriate officials. Reporting should be made to the Chief Executive Officer, who in turn will report all violations to the Audit Committee. In the event that the Chief Executive Officer violates the Policy, he or she should report the violation to the Chairman of the Board, who will forward the violation on to the Audit Committee.

WAKE FOREST BANCSHARES, INC.
COMMON STOCK INFORMATION
The Association expects accountability for adherence to the Policy, and reserves the right to take whatever actions are appropriate under the circumstances to enforce the Policy, and to deal with violations that occur.
The Association expects its Directors, Officers and Employees to conduct themselves in an ethical manner whenever they are representing Wake Forest Federal or any situation where their actions might reflect on how the Association is perceived. Any deviations or waivers from this Policy must be approved in advance by the Board of Directors.
Management should ensure that our Code of Ethics be relayed to all employees on a periodic basis.
File name: Ethics Policy
Revised: February 20, 2007